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                                  EX-99.B.4.18

                    AETNA LIFE INSURANCE AND ANNUITY COMPANY

The Contract and Certificate are endorsed as outlined below.

In PART 1.     GENERAL DEFINITIONS

Add the following as the last sentence of the section entitled DOLLAR COST
AVERAGING:

          This program is not available to Participants in the Asset Rebalancing program.

Add the following definition:

          ASSET REBALANCING - A program that allows Participantes to have their Individual Account values automatically adjusted on a scheduled basis in order to maintain the desired percentage allocation for each fund in which the Separate Account is invested. If elected, only account values invested in the Separate Account (excluding GET) are eligible to be rebalanced. Account values invested in the Guaranteed Accumulation Account and the Fixed Account are not eligible to be rebalanced. Transfers made under this program will not be subject to the annual transfer limits imposed by the Contract. To elect to participate in Asset Rebalancing, Participants should contact the Opportunity Plus Service Center. This program is not available to Participants in the Dollar Cost Averaging program.



Endorsed and made pat of the Contract or Certificate on May 1, 2001, or on the Effective Date of the Contract or Certificate, if later.



                                        /s/ Thomas J. McInerney
                                        President
                                        Aetna Life Insurance Company



ENYS-AR-01